NORTHANN CORP.

c/o Northann Distribution Center Inc.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn:	Alexander King
Geoff Kruczek

Re:	Northann Corp.
Registration Statement on Form S-1, as amended (File No. 333- 273246)

Dear Mr. King and Mr. Kruczek:

We hereby undertake that Northann Corp. will promptly notify the U.S. Securities and Exchange Commission should there be any changes to the applicable laws, regulations, or interpretations in relation to the record filing requirement and procedures with the China Securities Regulatory Commission under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies in the future.

Very truly yours,

Northann Corp.

By:	/s/ Lin Li
	Name:	Lin Li
	Title:	Chairman of the Board and Chief Executive Officer